Filed Pursuant to Rule 253(g)(2)

File No. 024-12283

Offering Circular Supplemental No. 2

Cardone Non Accredited Fund, LLC

(the “Company”)

Supplemental No. 2 Dated April 30, 2024

to the Offering Circular dated October 4, 2023

This document supplements, and should be read in conjunction with, the offering circular of Cardone Non Accredited Fund, LLC (“we”, “our” or “us”), dated October 4, 2023, as filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

As of April 29th, the Company intends to participate in the purchase of Aura Beacon Island, a newly built (2023) 290-unit multifamily complex located in League City, Texas. This property is located on Clear Lake, with easy access to the marina.  The community features a business lounge, fitness center with a spin room, clubhouse, and pool. This asset has a contract price of $65,500,000, and plan on paying all cash for this asset and is expected to be purchased as part of a joint venture with our Manager and another company which is also Managed by our Manager. The property is currently undergoing due diligence, with an anticipated closing in the second half of May, 2024.

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the offering circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the offering circular. We incorporate by reference the information contained in Item 2 (Management’s Discussion and Analysis of Financial Conditions and Results of Operations) and Item 7 (Financial Statements) of our Annual Report on Form 1-K, which we filed with the SEC on April 29, 2024, a copy of which may be accessed here.